SUB-ITEM 77M:  Mergers

A special meeting (Meeting) of the shareholders of BBH Trust (Trust) was held at 140 Broadway, 4th floor, New York, New York, 10005 10:00 a.m. (Eastern time), on May 23, 2007.

At the Meeting, shareholders approved an Agreement and Plan of Reorganization between each series of BBH Trust would be reorganized as separate series of BBH Trust, (the “New BBH Trust”), a newly formed Delaware statutory trust, whereby the New Funds would acquire all of the assets of the Trust in exchange for shares of the New Funds to be distributed pro rata by the Trust to its shareholders in complete liquidation and termination of the Trust (Reorganization).  As a result, effective June 12, 2007, each shareholder of the Trust became the owner of New Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Trust.

The Board of Trustees, at its meetings on October 2, 2006 and December 11, 2006, unanimously voted to approve the Reorganization.

The Agreement and Plan of Reorganization for this reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on April 16, 2007.

Form N-8f, an Application for Deregistration of Investment Companies, will be filed with the SEC on behalf of the Trust on or about October 31, 2007.